

06003342

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48967

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.W. Millegan, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

P.O. Box 615
(No. and Street)

Gleneden Beach (City) Oregon (State) 97388 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Millegan (503) 295-5233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name – *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800 (Address) Portland (City) Oregon (State) 97204 (Zip Code)

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 15 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James W. Millegan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.W. Millegan, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
JANET M. SLACK
NOTARY PUBLIC-OREGON
COMMISSION NO. 377467

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath of Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.W. Millegan, Inc.

Form X-17a-5 Part IIA

of the Focus Report of the

Securities and Exchange Commission

Year Ended December 31, 2005

J.W. MILLEGAN, INC.

CONTENTS

YEAR ENDED DECEMBER 31, 2005

PAGE

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
J.W. Millegan, Inc.
Gleneden Beach, Oregon

We have audited the accompanying statement of financial condition of J.W. Millegan, Inc. as of December 31, 2005, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.W. Millegan, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Geffen Mesher & Company, P.C.

January 20, 2006

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com



Member of DFK INTERNATIONAL

J.W. MILLEGAN, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	46,314
Commissions receivable		54,207
Deposit with clearing broker		25,000
Due from related party		7,016
Other assets		6,472
Total assets	$	139,009

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued expenses	$	46,736
Payable to clearing broker		8,886
Total liabilities		55,622
Commitments		
Shareholder's equity		
Common stock, no par; stated value $50 per share, 1,000 shares authorized, 100 shares issued and outstanding		5,000
Additional paid-in capital		259,962
Retained earnings	(	181,575)
Total shareholder's equity		83,387
	$	139,009

J.W. MILLEGAN, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

Revenues	
Securities commissions	$ 1,475,750
Interest income	859
	1,476,609
Expenses	
Payroll and related expenses	343,070
Employee benefits	23,946
Commissions	132,596
Regulatory fees	4,741
Communications	45,524
Dues and subscriptions	2,060
Insurance	1,623
Miscellaneous	2,078
Postage	10,825
Professional fees	30,528
Promotion	4,554
Rent	231,404
Supplies and printing	20,680
Taxes and licenses	1,062
Telephone	19,368
Training and seminars	1,512
Travel and entertainment	414
	875,985
Net income	$ 600,624

J.W. MILLEGAN, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common stock	Additional paid-in capital	Retained earnings	Total
Balances at beginning of year	$ 5,000	$ 259,962	($ 127,309)	$ 137,653
Net income			600,624	600,624
Shareholder distributions			(654,890)	(654,890)
Balances at end of year	$ 5,000	$ 259,962	($ 181,575)	$ 83,387

J.W. MILLEGAN, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities		
Net income	$	600,624
Net changes in operating assets and liabilities		
Commissions receivable	(	407)
Due from related party	(	7,016)
Accrued expenses	(	4,243)
Payable to clearing broker		2,522
Net cash provided by operating activities		591,480
Cash flows from financing activities		
Shareholder distributions	(	651,590)
Net cash used in financing activities	(	651,590)
Net decrease in cash and cash equivalents	(	60,110)
Cash and cash equivalents at beginning of year		106,424
Cash and cash equivalents at end of year	$	46,314

Non-cash investing and financing activity

Stock held for investment of $3,300 was transferred to the shareholder as a distribution.

YEAR ENDED DECEMBER 31, 2005

1. Line of business and significant accounting policies

Line of business
The Company operates as a fully disclosed securities broker dealer with customers throughout the United States. Operations consist primarily of executing the purchases and sales of securities for the accounts of customers and performing securities related consulting activities.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security transactions
Security transactions and related commission revenue and expense are recorded on a trade date basis.

Concentrations of credit risk
The Company has cash in the form of deposits which may exceed depository insurance limits. The Company makes such deposits with high credit quality entities and has not incurred any credit related losses.

Cash equivalents
Cash and cash equivalents are stated at cost, which approximates fair market value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Accrued rent expense
Rent expense on operating leases with scheduled rent increases is recognized on a straight-line basis over the lease term. Accrued rent expense represents the accumulated excess of rent charged to expense over the amount of the scheduled rent paid. For the year ended December 31, 2005, accrued rent expense of approximately $33,000 is included in accrued expenses.

Income taxes
The Company, with the consent of its shareholders, has elected to be treated as an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an "S" Corporation are taxed individually on the Company's taxable income. Therefore, no provision or liability for corporate income taxes has been included in these financial statements.

Recent accounting pronouncements
In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities*, ("FIN 46(R)"). FIN 46(R) requires that, under certain circumstances, previously unconsolidated related parties, which qualify as variable interest entities (VIE), be consolidated. Such determination and other aspects of applying the provisions of FIN 46(R) are extremely complex and require extensive analysis. FIN 46(R) must be applied to financial statements for the first annual period beginning after December 15, 2004.

1. Line of business and significant accounting policies (continued)

Recent accounting pronouncements (continued)
The Company has determined Maolagain, LLC (the "LLC") is a VIE. The Company's shareholder is also the majority member of the LLC which was formed in 1998. The VIE engages primarily in leasing equipment and artwork to the Company. The total unaudited assets and revenues of the LLC were approximately $220,000 and $165,000 at December 31, 2005. The Company believes it is not the primary beneficiary of the LLC; accordingly, the Company is not required to consolidate the VIE.

2. Net capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-l. As a result, the minimum net capital required is the greater of $5,000 or 1/8th of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital and required minimum net capital of $69,899 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of .80 to 1. Net capital and required net capital may fluctuate on a daily basis.

3. Lease commitments

The Company leases office space under an operating lease which expires in March 2011. Rent expense under this lease was approximately $66,700 for the year ended December 31, 2005. Future minimum lease payments for the office lease are approximately as follows:

Year ending December 31,	Minimum lease Payments
2006	$ 67,200
2007	69,100
2008	71,200
2009	73,300
2010	75,500
Thereafter	19,400
	$ 375,700

4. Related party

The Company leases equipment and artwork under a non-cancelable operating lease on a month-to-month basis from Maolagain, L.L.C. The related rental expense for the year ended December 31, 2005 was approximately $164,800. Amounts due from related party are for expenses related to Maolagain, L.L.C., which were paid by the Company, on its behalf.

J.W. MILLEGAN, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

YEAR ENDED DECEMBER 31, 2005

Net capital		
Total shareholder's equity	$	83,387
Less nonallowable assets		
Due from related party		7,016
Other assets		6,472
Total nonallowable assets		13,488
Net capital	$	69,899
Aggregate indebtedness		
Accrued expenses	$	55,622
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Excess net capital	$	64,899
Excess of net capital at 1,000%	$	64,336

Reconciliation with Company's computation

There were no material differences between these computations and the computations included in the Company's Part IIA of Form X-17a-5 unaudited report as of December 31, 2005.

YEAR ENDED DECEMBER 31, 2005

Exemptive provisions

The Company is exempt from Rule 15c3-3 in that the Company does not receive or hold any customer securities or cash.

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
J.W. Millegan, Inc.
Gleneden Beach, Oregon

In planning and performing our audit of the financial statements of J.W. Millegan, Inc. for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (i) making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13 or (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risks that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation might deteriorate.

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com



Board of Directors
J.W. Millegan, Inc.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of J.W. Millegan, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation or registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Geffen Mesher & Company, P.C.

January 20, 2006